SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Lafley, A. G. (Last) (First) (Middle) 300 Renaissance Center, P.O. Box 300 Mail Code: 482-C38-B71 (Street) Detroit, MI 48265-3000 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol General Motors Corporation GM & GMH 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) December 31, 2002 5. If Amendment, Date of Original (Month/Year)	6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
                        Officer                             Other

Officer/Other
Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
Joint/Group Filing
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
General Motors Common Stock, $1-2/3 Par Value				1,000	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Lafley, A. G. - December 2002
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
GM Stock $1-2/3 Par Value Option (Right to Buy) (1)	$50.46	01/07/2002	M | V	(A) 1,000	01/07/2003 | 01/08/2012	General Motors Common Stock, $1-2/3 Par Value - 1,000		1,000	D
GM Stock $1-2/3 Par Value Option (Right to Buy) (1)	$50.46	01/07/2002	M | V	(A) 1,000	01/07/2004 | 01/08/2012	General Motors Common Stock, $1-2/3 Par Value - 1,000		1,000	D
GM Stock $1-2/3 Par Value Option (Right to Buy) (1)	$50.46	01/07/2002	M | V	(A) 1,000	01/07/2005 | 01/08/2012	General Motors Common Stock, $1-2/3 Par Value - 1,000		1,000	D
Phan Rest Stock Units-GM Com Stock $1-2/3 Par Val	1:1	12/31/2002	A |	(A) 2,567	. (2) | . (2)	General Motors Common Stock, $1-2/3 Par Value - 2,567		2,567	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	________________________________ __________________ ** Signature of Reporting Person Date Martin I. Darvick - POA for A. G. Lafley Page 2 SEC 1474 (3-99)

Lafley, A. G. - December 2002
Form 4 (continued)
FOOTNOTE Descriptions for General Motors Corporation GM & GMH

Form 4 - December 2002

A. G. Lafley
300 Renaissance Center, P.O. Box 300
Mail Code: 482-C38-B71
Detroit, MI 48265-3000
Explanation of responses:

 (1)   Director stock options granted pursuant to General Motors Compensation Plan for Non-Employee Directors. Exempt transaction under Rule 16b-3.
(2)   Phantom Restricted Stock Units credited pursuant to Rule 16b-3 exempt General Motors Compensation Plan for Non-Employee Directors. The units derived from deferred compensation during the first six months of 2002 (January through June) were credited quarterly at the average daily closing market price, per quarter, of the applicable General Motors Common Stock for such quarter and is equal to the deferred retainer and fees earned during the first six months of 2002; the units derived from the last six months of 2002 were credited on December 31st at the semi-annual average daily closing market price of the applicable General Motors Common Stock and is equal to the deferred retainer and fees earned during the last six months of 2002. The amounts credited during the year also include dividend equivalents on such Restricted Stock Units. Pursuant to such Plan, the Restricted Stock Units are deferred until after the director's retirement from General Motors.

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